EXHIBIT 99.20
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                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JUNE 4, 2003

VIKING ENERGY ROYALTY TRUST CONFIRMS IT IS NOT IMPACTED BY
ALBERTA ENERGY AND UTILITIES BOARD GENERAL BULLETIN 2003-16
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CALGARY, JUNE 4, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust")
confirms that is not impacted by the June 3, 2003 announcement by Alberta Energy and Utilities Board proposing a change in policy respecting gas production from the Wabiskaw and McMurray Formations in the Athabasca Oil Sands Area.

The only possible impact to Viking is at Tweedie / Wappau which is on the southern edge of the area under review. Viking and its partners currently have an application to tie-in 17 wells (net 5) which is being delayed pending review of this issue. The potential impact on Viking for 2003, if delayed further, is less than 60 BOEs per day. No other Viking production is affected.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 88,598,576 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3-million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".


For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com